SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                       Liberty Power Ltd.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Liberty Power Ltd. ("Liberty Power") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Liberty Power Ltd.
               Rozia Sharif Plaza
               4th Floor, Blue Area G-7/F-7
               Islamabad, Pakistan

     Liberty Power is developing an electric generating facility (the "Facility") in the Sindh Province of Pakistan, which will consist initially of one 235 MW combined-cycle gas-fired plant. In a second phase, the capacity of the Facility will be increased to as much as 470 MW. The Facility will include interconnection components that are necessary to interconnect the Facility with the utility grid. Entergy, indirectly through its subsidiaries, may acquire a 2% interest in Liberty Power.

     To Entergy's knowledge, the following persons currently own a 5% or more voting interest in Liberty Power: Tenaga Nasional
Berhad, and Infrastructure Capital Group, LLC.


Item 2.   Domestic Associate Public-Utility Companies of
     Liberty Power and their Relationship to Liberty Power.

     Not applicable.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:  /s/Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary


Dated:    June 24, 1997